Exhibit 99.110

COLLECTIVE MINING LTD.

Annual Meeting of Holders of Common Shares of Collective Mining Ltd. (the “Issuer”)

June 27, 2024

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuos Disclosure Obligations – Section 11.3

1. Election of Directors

The nominees listed in the management information circular of the Issuer dated May 21, 2024, were elected as directors of the Issuer to hold office for the ensuing year or until their successors are elected or appointed. The Issuer received the following votes with respect to the election of the five nominees:

Nominee	Outcome of Vote	Votes For	% For	Votes Withheld	% Withheld
Ari Sussman	Carried	32,276,112	91.325	3,065,846	8.675
Paul Murphy	Carried	32,276,112	91.325	3,065,846	8.675
María Constanza García Botero	Carried	32,276,112	91.325	3,065,846	8.675
Ashwath Mehra	Carried	32,276,112	91.325	3,065,846	8.675
Angela María Orozco Gómez	Carried	30,237,353	85.557	5,104,605	14.443

2. Appointment of Auditors

BDO Canada LLP were appointed auditor of the Issuer to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Issuer were authorized to fix the remuneration of the auditors. The Issuer received the following votes with respect to the election of the auditor:

Outcome of Vote	Votes For	% For	Votes Withheld	% Withheld
Carried	32,577,290	91.398	3,065,846	8.602

DATED this 27th day of June, 2024

COLLECTIVE MINING LTD.

/s/ Paul Begin
Paul Begin
Chief Financial Officer